June 6, 2025

Bethany Oleynick
Legal Director and Secretary
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Infrastructure Company LLC
           Post-Effective Amendment No. 2 to
           Registration Statement on Form 10-12G
           Filed April 25, 2025
           File No. 000-56691
Dear Bethany Oleynick:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2025 letter.

Post-Effective Amendment No. 2 to Form 10
General

1.     We note in your response to prior comment 2 that you    respectfully
disagree[s] with
       the premise that the Company will be    buying (and selling) securities
on an ongoing
       basis       while also stating as follows: (i)    the Company intends to
be a diversified
       holding company   ; (ii)    the Company is in the business of acquiring
high quality
       portfolio companies with the potential to continue to thrive over time
; and (iii)    the
       Company will exercise control over its portfolio companies   . Your
Investment
       Company Act status analysis appears to disregard some of the Control JVs activities
       (because you do not plan to consolidate the Control JVs under GAAP), despite the fact that you represent yourself publicly and in your Investment Company Act status analysis as a diversified holding company operating portfolio companies (which implies consideration of the operation of portfolio companies undertaken by the
 June 6, 2025
Page 2

       Control JVs). See generally Certain Prima Facie Investment Companies, Release No.
       IC-10937 (Nov. 13, 1979) (a    holding company generally secures control
of other
       companies primarily for the purpose of engaging in the other companies line of
       business   ). We have the following related comments:
       1. Please explain or resolve this apparent inconsistency.
       2. To the extent that you, for purposes of your Investment Company Act status analysis, (i) view your primary business as limited to purchasing general partnership interests in JVs, and (ii) consistently excludes all of the activities that you cause Control JVs to undertake (including the Control JVs operation of portfolio companies), please:
                reconcile this position with your responses that reference the
               Company's acquisition and control of portfolio companies and your
               disclosure in the Form 10, which emphasizes that the Company is a holding company that seeks to acquire, own and control portfolio
companies   .
                address whether the Company, by describing itself as a diversified holding
               company    that acquires portfolio companies, is holding itself
out in such a
               way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of the your Investment Company Act status analysis.
                reconcile this position with the Commission   s position, as
expressed in
               Tonopah, that consideration of an issuer   s primary business is
   one of fact
               [that] must be resolved by a review of the special circumstances applicable to
               the particular case.    In this regard, we note that the Company
  s business
               appears inextricably linked with the ongoing buying and selling of the securities of portfolio companies, as highlighted throughout your disclosure
               and in response letters   apparently indicating that these
activities are
               material circumstances to be evaluated under Tonopah.
       3. To the extent that your consideration of your primary business extends to the operation of the Control JVs (and consistently includes all the activities that the
          Company cause Control JVs to undertake in your Investment Company Act status analysis (including their ongoing purchasing and selling of securities)),
          please supplement your responses, citing support for the position that the
          Company does not acquire securities (except in connection with the maintenance of its liquidity portfolio), as necessary, to appropriately account for the investing
          (and divestment) activity effected by the Company through its JVs.
2.     We note your response to prior comment 4 and your expanded analysis regarding
       your status as    that type of investment company known as a    special
situation
       investment company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a
profit,    United
       Stores Corp., 10 S.E.C. 1145 (1942), as well as your analysis regarding whether you meet the definition of that concept. We have the following related comments:
       1. As previously stated, please provide your comprehensive legal analysis addressing whether you intend to cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled
 June 6, 2025
Page 3

          companies    securities    as described by the Commission in Certain
Prima Facie
          Investment Companies, Release No. IC-10937 (Nov. 13, 1979). In this regard,
          we note that the Company's description of ititself as    a holding
company
          conglomerate with the objective of generating attractive, risk-adjusted returns for
          shareholders       does not appear to preclude a finding that it is
purchasing
          securities with a view to increasing their value and later disposing of them at a profit.
       2. Please expand on your analysis of the Company's status as a special situation investment company by:
              describing and discussing whether the Company will, at the time
of a JV   s
             acquisition of a portfolio company   s securities, generally
expect that the JV
             will sell those securities in the future. In this regard, we note that in Northeast
             Capital Corp., 37 SEC 715 (1957), cited in your response at fn. 81, the
             applicant   in addition to suggesting that it was not its present
intention to
             liquidate its investment   also noted that it did not
anticipate any future
             intention to liquidate    its investment.
              describing and discussing the anticipated importance of investment and asset management criteria to any portfolio company investment and divestment decisions.
       3. Assuming that the special situation investment companies addressed in the
          materials cited by you have    historically had the     salient
characteristics
          described on page 10 of your response and the concept of a special situation
          investment company is    as [you] understand it to be   , please
expand on your
          analysis to specifically:
              Describe in additional detail (i) what characterizes a target as having a
                temporary depressed valuation[]    as identified on page 10 of
your response,
             (ii) whether and how that differs from the various other references in your
             response to, for example,    companies facing difficulties,
distressed
             businesses,    and    distressed companies with depressed values
 and (iii) the
             distinction between the    high quality    or    excellent, strong
performing
             companies invested in by the Company and the    distressed
companies with
             depressed values    purportedly characteristic of investments by
special
             situation investment companies
              Describe in additional detail what characterizes a    quick    or
   frequent    shift
             in investments as identified on page 10 of your response.
3.     We note your response to our prior comment 5 focused on expertise in special
       situations,    or rehabilitating or reorganizing failing companies   .
We reissue our prior
       comment 5, including its specific prompt to consider whether the expertise of your directors, officers, and employees would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. In this regard, we note that your disclosure appears to emphasize (i) the investment expertise of your directors and officers, as
       well as (ii) the leveraging of a private equity firm   s    expertise
and platform,
       including EQT   s    Active Ownership Model,    which provides for,
among other things,
 June 6, 2025
Page 4

          value creation levers, such as revenue enhancements, management changes, pricing, cost improvements and more transformational levers such as strategic realignment and add-on acquisitions.
Item 1. Business
Our Administrator, page 13

4. We note your disclosure that you anticipate the administrator will be entitled to receive a monthly fee based on the monthly value of your net assets. Please tell us when you expect you would have more detail regarding how to calculate this fee. We also note similar disclosure in your periodic reports. Please confirm that you will revise your future Exchange Act Reports to provide more fulsome details as to how these fees are calculated and disclose any amounts paid.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Mark Brod, Esq.